Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-152394,

333-152394-01 through 333-152394-12

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 8, 2009)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 5, 2009. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated April 8, 2009, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

November 5, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – November 5, 2009

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

(Exact name of registrant as specified in its charter)

Delaware	333-147828	71-1018770
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10511 East Central, Wichita, Kansas	67206
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code (316) 676-7111

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 2.02.	Results of Operations and Financial Condition

On November 5, 2009, Hawker Beechcraft Acquisition Company, LLC, issued a press release announcing its financial results for the three months ended September 27, 2009. A copy of the press release is furnished with this report as Exhibit 99.1.

The information in this Form 8-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, except as set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits

The following exhibit is furnished with this report:

Exhibit No.	Description

99.1	Press Release dated November 5, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/s/ SIDNEY E. ANDERSON
Sidney E. Anderson, Vice President and Chief Financial Officer

Dated: November 5, 2009

Exhibit 99.1

News Release

Press contact:	Investor Relations contact:
Nicole Alexander	Sidney E. Anderson
+1.316.676.3212	+1.316.676.8014
nicole_alexander@hawkerbeechcraft.com www.hawkerbeechcraft.com

Hawker Beechcraft Acquisition Company, LLC Reports Third Quarter 2009 Results

WICHITA, Kan. (Nov. 20, 2009) – Hawker Beechcraft Acquisition Company, LLC (“HBAC”) reported lower sales and operating income for the three months ended September 27, 2009 compared to the same period in 2008. The third quarter 2009 results were impacted by significant non-cash impairment charges related to goodwill, intangible and other assets, primarily in the Company’s Business & General Aviation (“B&GA”) segment. In addition, the quarter was impacted by reduced B&GA deliveries, caused by adverse market conditions, partially offset by higher volume in the Trainer Aircraft segment. The comparable quarter of 2008 was adversely impacted by the effects of the strike by the Company’s union work force during August 2008.

Net sales for the three months ended September 27, 2009, were $757.7 million, a decrease of $25.6 million compared to the third quarter of 2008. Continued weakness in the general aviation market significantly impacted aircraft deliveries in the B&GA segment during the quarter. The Company delivered 64 business and general aviation aircraft consisting of 25 jet, 30 turboprop and 9 piston aircraft, as compared to 86 aircraft during the same period in 2008, resulting in a decrease in B&GA sales of $98.6 million.

The decrease in sales for the B&GA segment was partially offset by a $92.3 million increase in Trainer Aircraft segment sales as a result of increased production volume in support of higher aircraft delivery volumes. Sales in the Trainer Aircraft segment were $169.7 million for the three months ended September 27, 2009, compared to $77.4 million for the comparable period in 2008. Production volume in 2008 was impacted by the strike and by a delivery suspension in place at that time.

- More -

HBAC Q3 2008 Results – Page 2

Sales in the Customer Support segment were $100.2 million for the three months ended September 27, 2009, compared to $125.7 million in the comparable period of 2008, reflecting reduced volumes and the impact of the sale of the fuel and line operations in late 2008. The reduced volumes are primarily the result of lower general aviation aircraft usage due to recent economic conditions.

Excluding significant impairment and other charges, the Company recorded an operating income of $5.3 million for the three months ended September 27, 2009, compared to $15.3 million for the third quarter of 2008. The decline is primarily due to reduced B&GA aircraft deliveries partially offset by higher volume in the Trainer Aircraft segment.

Impairment and other charges totaling $726.4 million resulted in the Company recording an operating loss of $721.1 million for the three months ended September 27, 2009. During the quarter, the Company recorded non-cash impairment charges totaling $521.3 million to reduce the carrying value of goodwill and intangible assets in the B&GA segment, including a full impairment of the $340.1 million of B&GA segment goodwill. The Company also recorded additional charges of $205.1 million related to other asset impairments and to increase reserves for loss-making aircraft and potential supplier claims. The charges were primarily caused by the Company’s updated expectations as to the timing of a general aviation market recovery, the resulting reduced production volumes and increased downward pricing pressure on new aircraft sales.

For the three months ended September 27, 2009, cash flow from operations was $58.5 million. The positive cash flow during the quarter was primarily due to a reduction in inventory on-hand as a result of aircraft delivered during the quarter as well as lower new material receipts associated with revised production levels and improved inventory management.

Backlog was $6.6 billion at September 27, 2009 compared to $6.8 billion at June 28, 2009 and $7.9 billion at September 28, 2008.

Additional financial statement information is included in the Appendix to this release.

HBAC Q3 2008 Results – Page 3

Earnings Conference Call:

HBAC’s earnings results conference call for the three months ended September 27, 2009, will be held on November 9, 2009 at 2:00 p.m. CST. To attend, register at https://cossprereg.btci.com/prereg/key.process?key=PT6DXUDUK

Once you register, you will be provided with dial-in numbers and pass codes needed to join the conference call. A recording of the earnings call will be posted to the Company’s Web site after the call and will be available for 45 days.

Hawker Beechcraft Corporation is a world-leading manufacturer of business, special-mission and trainer aircraft – designing, marketing and supporting aviation products and services for businesses, governments and individuals worldwide. The Company’s headquarters and major facilities are located in Wichita, Kan., with operations in Salina, Kan.; Little Rock, Ark.; Chester, England, U.K.; and Chihuahua, Mexico. The Company leads the industry with the largest number of factory-owned service centers and a global network of more than 100 factory-owned and authorized service centers. For more information, visit www.hawkerbeechcraft.com.

###

This release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including statements that address activities, events or developments that we or our management intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on management’s assumptions and assessments in light of past experience and trends, current conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results may differ significantly from those envisaged by our forward-looking statements. Among the factors that could cause actual results to differ materially from those described or implied in the forward-looking statements are general business and economic conditions, production delays resulting from lack of regulatory certifications and other factors, competition in our existing and future markets, lack of market acceptance of our products and services, the substantial leverage and debt service resulting from our indebtedness, loss or retirement of key executives and other risks disclosed in our filings with the Securities and Exchange Commission.

HBAC Q3 2008 Results – Page 4

Appendix

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Operations (Unaudited)

(In millions)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 27,	September 28,	September 27,	September 28,
	2009	2008	2009	2008
Sales:
Aircraft and parts	$717.9	$728.4	$1,992.0	$2,201.8
Services	39.8	54.9	119.6	186.7

Total sales	757.7	783.3	2,111.6	2,388.5

Cost of sales:
Aircraft and parts	841.7	626.5	1,948.5	1,852.6
Services	33.9	47.8	102.7	156.8

Total cost of sales	875.6	674.3	2,051.2	2,009.4

Gross profit	(117.9)	109.0	60.4	379.1

Restructuring, net	8.5	—	29.1	—
Definite-lived intangible asset impairment	73.0	—	73.0	—
Goodwill and indefinite-lived intangible asset impairment	448.3	—	448.3	—
Selling, general and administrative expenses	48.4	65.9	155.8	198.6
Research and development expenses	25.0	27.8	81.8	80.3

Operating (loss) income	(721.1)	15.3	(727.6)	100.2

Interest expense	35.6	50.1	115.1	149.9
Interest income	(0.2)	(2.1)	(1.0)	(7.4)
Gain on debt repurchase, net	—	—	(352.1)	—
Other income, net	(0.3)	(1.1)	(0.3)	(0.7)

Non-operating expense (income), net	35.1	46.9	(238.3)	141.8

Loss before taxes	(756.2)	(31.6)	(489.3)	(41.6)

Benefit from income taxes	(72.3)	(10.4)	(30.7)	(14.0)

Net loss	$(683.9)	$(21.2)	$(458.6)	$(27.6)

Net income attributable to non-controlling interest	0.3	0.3	0.3	0.6

Net loss attributable to parent company	$(684.2)	$(21.5)	$(458.9)	$(28.2)

HBAC Q3 2008 Results – Page 5

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Financial Position (Unaudited)

(In millions)

	As of September 27, 2009	As of December 31, 2008
Assets
Current assets
Cash and cash equivalents	$300.2	$377.6
Accounts and notes receivable, net	122.8	103.0
Unbilled revenue	78.6	35.9
Inventories, net	1,673.6	1,782.3
Current deferred income tax asset, net	16.0	—
Prepaid expenses and other current assets	24.7	32.5

Total current assets	2,215.9	2,331.3
Property, plant and equipment, net	564.0	641.8
Goodwill	259.5	599.6
Intangible assets, net	822.5	1,049.5
Other assets, net	48.8	65.4

Total assets	$3,910.7	$4,687.6

Liabilities and Equity
Current liabilities
Notes payable, revolver, and current portion of long-term debt	$426.3	$126.6
Advance payments and billings in excess of costs incurred	456.9	507.4
Accounts payable	278.3	404.3
Accrued salaries and wages	51.9	56.6
Current deferred income tax liability, net	—	19.4
Accrued interest payable	39.5	25.9
Other accrued expenses	257.5	272.6

Total current liabilities	1,510.4	1,412.8

Long-term debt	1,861.2	2,364.2
Accrued pension benefits	334.9	310.8
Other long-term liabilities	97.3	140.1
Non-current deferred income tax liability, net	25.7	24.4

Total liabilities	3,829.5	4,252.3

Equity
Paid-in capital	999.3	996.8
Accumulated other comprehensive loss	(306.7)	(409.3)
Retained deficit	(615.3)	(156.4)

Total equity attributable to parent company	77.3	431.1

Non-Controlling Interest	3.9	4.2

Total equity	81.2	435.3

Total liabilities and equity	$3,910.7	$4,687.6

HBAC Q3 2008 Results – Page 6

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Cash Flow (Unaudited)

(In millions)

	Nine Months Ended September 27, 2009	Nine Months Ended September 28, 2008
Cash flows from operating activities:
Net loss attributable to parent company	$(458.9)	$(27.6)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	69.0	63.0
Amortization of intangible assets	49.0	54.9
Amortization of debt issuance costs	8.2	7.2
Amortization of deferred compensation	0.3	3.0
Stock-based compensation	2.5	6.9
Current and deferred income taxes	(31.2)	(24.1)
Gain on repurchase of long-term debt, net of write-off of debt issuance costs	(352.1)	—
Inventory impairments	70.7	—
Definite-lived asset impairment	94.0	—
Goodwill and other indefinite-lived intangible impairment charges	448.3	—
Non-cash interest expense	13.3	—

Changes in assets and liabilities:
Accounts receivable, net	(19.8)	(18.5)
Unbilled revenue, advanced payments and billings in excess of costs incurred	(93.2)	53.8
Inventories, net	171.3	(464.3)
Prepaid expenses and other current assets	4.4	12.4
Accounts payable	(126.0)	73.4
Accrued salaries and wages	(4.8)	(0.4)
Other accrued expenses	(0.1)	114.9
Pension and other changes, net	71.2	(8.4)
Income taxes payable	0.7	(6.3)
Collection of financing receivables not sold	—	0.4

Net cash (used in) provided by investing activities	(83.2)	(159.7)

Cash flows from investing activities:
Expenditures for property, plant and equipment	(42.0)	(46.2)
Additions to computer software	(3.1)	(3.1)
Proceeds from sale of property, plant and equipment	1.2	101.7

Net cash used in investing activities	(43.9)	52.4

Cash flows from financing activities:
Payment of notes payable	(174.8)	(136.0)
Payment of term loan	(6.5)	(6.5)
Utilization of revolving credit facility	365.0	—
Payment of revolving credit facility	(1.8)
Proceeds from IRB funding	4.5	—
Debt repurchase	(136.7)	—

Net cash provided by (used in) financing activities	49.7	(142.5)

Effect of exchange rates on cash and cash equivalents	—	(0.7)

Net decrease in cash and cash equivalents	(77.4)	(250.5)
Cash and cash equivalents at beginning of period	377.6	569.5

Cash and cash equivalents at end of period	$300.2	$319.0

HBAC Q3 2008 Results – Page 7

Hawker Beechcraft Acquisition Company, LLC

Aircraft Delivery Units

Business and General Aviation	Three Months Ended September 27, 2009	Three Months Ended September 28, 2008	Nine Months Ended September 27, 2009	Nine Months Ended September 28, 2008
New Aircraft Deliveries
Hawker 4000	4	2	8	3
Hawker 900XP	11	10	27	33
Hawker 800XP/850XP	0	6	1	11
Hawker 750	1	9	8	15
Hawker 400XP	4	5	8	19
Premier	5	2	12	23
King Airs	30	33	100	112
Pistons	9	19	35	71

Business & General Aviation Total	64	86	199	287

T-6	27	—	83	36

Total Deliveries	91	86	282	323

Hawker Beechcraft Acquisition Company, LLC

Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)

Trailing Four Quarters For The Period Ended September 27, 2009

(In millions)

		Quarter Ended
	Trailing 12 Months	September 27, 2009		June 28, 2009		March 29, 2009		December 31, 2008
(Loss) income before income taxes	$(501.7)	$(756.2	) (1)	$176.6	(2)	$90.3	(2)	$(12.4)
Income attributable to non-controlling interest	(1.0)	(0.3)		—		—		(0.7)
Interest expense, net	169.0	35.4		37.3		41.4		54.9

Operating income adjustments:
Depreciation and amortization	159.1	38.5		38.2		41.3		41.1

EBITDA	$(174.6)	$(682.6)		$252.1		$173.0		$82.9

(1)	Includes charges totaling $726.4 million as discussed elsewhere in this earnings release
(2)	Includes gains of $175.0 million in Q2 2009 and $177.1 million in Q1 2009 related to purchases of the Company’s debt securities